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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         ---------------------------


                      ABIGAIL ADAMS NATIONAL BANCORP, INC.
                           (Name of Subject Company)


                      ABIGAIL ADAMS NATIONAL BANCORP, INC.
                      (Name of Person(s) Filing Statement)


                    COMMON STOCK, PAR VALUE $10.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   003390101
                     (CUSIP number of Class of Securities)


                               BARBARA DAVIS BLUM
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      ABIGAIL ADAMS NATIONAL BANCORP, INC.
                              1627 K STREET, N.W.
                             WASHINGTON, D.C. 20006
                                 (202) 466-4090
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)



                                    Copy to:

                               D. Michael Lefever
                              COVINGTON & BURLING
                         1201 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004
                                 (202) 662-6000



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ITEM 1   SECURITY AND SUBJECT COMPANY

                 The name of the subject company is Abigail Adams National Bancorp, Inc., a Delaware corporation ("Bancorp"), and the address of its principal executive office is 1627 K Street, Washington, DC 20006. The title of the class of equity securities to which this Statement on Schedule 14D-9 (the "Statement") relates is the common stock, par value $10.00 per share, of Bancorp (the "Common Stock"), including the associated Common Share Purchase Rights to purchase shares of Common Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of April 12, 1994, between Bancorp and The First National Bank of Maryland, as Rights Agent, as amended by a First Amendment to Rights Agreement, dated as of April 20, 1995 (the "Rights Agreement"). Unless the context otherwise requires, all references to the Common Stock shall include the associated Rights.

ITEM 2   TENDER OFFER OF THE BIDDER

                 This Statement relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1, dated August 16, 1995 (the "Schedule 14D-1"), of Marshall T. Reynolds ("Mr. Reynolds") to purchase up to 81,806 shares of Common Stock, consisting of the outstanding shares of Common Stock that are not owned by Mr. Reynolds or his associates (the "Minority Shares"), at a price of $21.00 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Tender Offer").

                 According to the Schedule 14D-1, the business address of Mr. Reynolds is P.O. Box 2968, Huntington, West Virginia 25728.

ITEM 3   IDENTITY AND BACKGROUND

         (a) The name and business address of Bancorp, which is the person filing this Statement, is set forth in Item 1 above.

         (b) (i) Severance Agreements. On April 7, 1994, The Adams National Bank, a wholly owned subsidiary of Bancorp (the "Bank"), entered into Severance Agreements with each of the following officers of the Bank: Alexander Beltran -- Vice President, Operations, Devin Blum -- Vice President, Lending, Thomas O. Griel -- Senior Vice President, Lending, Joyce R. Hertz, Corporate Secretary, Kimberly J. Levine, Senior Vice President & Treasurer, Melrose M. Nathan -- Vice President, Treasury, and Bijan Partovi -- Vice President, Lending (the "Severance Agreements"). Each Severance Agreement provides that in the event of a Change in Control (as defined therein), the officer is entitled to resign from the Bank at any time within one year thereafter and receive a lump sum severance payment equal to his or her base salary for one year at the rate in effect at the time of the Change in Control. Neither the acquisition by Mr. Reynolds of the Pledged Shares (as defined below) nor the Tender Offer will constitute a Change in Control by reason of actions taken by the Board of Directors of Bancorp.

             (ii) Employment Agreement. On March 31, 1993, Bancorp and the Bank entered into an employment agreement with Barbara Davis Blum, the Chairwoman, President and Chief Executive Officer of Bancorp and the Bank. Under the agreement, as amended July 26, 1995, Ms. Blum is employed through December 31, 1995. If prior to such date, Ms. Blum resigns, is not reelected to any of the positions that she currently holds, is deprived in any material respect of the responsibility and authority usual for a chief executive officer of a national bank and a bank holding company, or upon the expiration of the employment agreement, the parties fail to enter into a new employment agreement, she is entitled to a one-time payment equal to one year's salary.

           (iii) Background. Pursuant to a Term Loan Agreement, dated as of August 24, 1988, Citibank, N.A. ("Citibank"), made a loan in the aggregate amount of $4,500,000 (the "Loan") to seven stockholders of Bancorp, consisting of Mark G. Griffin, then a director of Bancorp, Karen S. Griffin, his spouse, the





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E.A. Griffin Trust, of which Mr. Griffin was the sole trustee, Richard W.
Naing, a director of Bancorp, Maria L. Naing, his spouse, the Wynmark Trust, a trust for the children of Mr. Naing of which Mr. Griffin originally was the trustee, and Barbara Davis Blum (collectively, the "Borrowers"). Mr. Griffin and Mr. Naing at the time of the Loan also were directors of the Bank. As collateral for the Loan, the Borrowers granted to Citibank a security interest in 203,038 shares of Common Stock, representing approximately 71% of the outstanding shares of Common Stock (the "Pledged Shares").

                 In a Schedule 13D, filed August 26, 1992 (the "Schedule 13D"), or in amendments thereto, Citibank has reported the information set forth in this paragraph with respect to the Loan and the Pledged Shares. On October 31, 1989, the Borrowers defaulted on the payment of interest on the Loan, and on November 15, 1989, Citibank gave notice of acceleration of the Loan. In May 1991, through a proceeding in the United States Bankruptcy Court for the District of Columbia, Citibank acquired the right to sell the 82,938 Pledged Shares owned by Richard W. Naing and Maria L. Naing. In June 1992, through a proceeding in the United States Bankruptcy Court for the District of Maryland, Citibank acquired the right to sell the 86,994 Pledged Shares originally owned by Mark G. Griffin, Karen S. Griffin and the E.A. Griffin Trust. A Settlement Agreement, dated as of November 16, 1993, confirmed the right of Citibank to sell the 22,000 Pledged Shares owned by The Wynmark Trust. A Settlement Agreement, dated June 30, 1994, confirmed the right of Citibank to sell the 11,106 Pledged Shares owned by Barbara Davis Blum.

                 Beginning in 1990, Bancorp and its advisors participated in various discussions from time to time with Citibank and its advisors concerning the disposition by Citibank of the Pledged Shares or a sale of Bancorp. On July 25, 1990, the Bancorp Board of Directors appointed a Special Committee of Outside Directors, comprised of those of Bancorp's directors who were not either employees or significant stockholders of Bancorp (the "Special Committee"), to evaluate proposals and advise the Board of Directors on matters pertaining to a possible change of control of Bancorp. In the Schedule 13D, Citibank reported that on August 10, 1992, it had entered into a nonbinding letter of intent to sell the Pledged Shares to National Bancshares, Inc. ("NBI"). Also during this period through early 1994, Bancorp permitted various prospective buyers, including NBI, to engage in due diligence with respect to Bancorp and the Bank. In June 1993, Bancorp received a proposal to purchase 100% of the outstanding Common Stock at a purchase price of $14.00 per share in cash or $17.00 per share in stock of the acquiror. This proposal was rejected by both Citibank and the Special Committee as inadequate.

                 On August 31, 1993, the Special Committee proposed to Citibank that Bancorp undertake a public offering of securities, the proceeds of which would be used to repurchase the Pledged Shares from Citibank. However, after a reevaluation of the anticipated proceeds from a public offering, Bancorp and Citibank were unable to reach agreement on the purchase price and the form of consideration payable to Citibank in exchange for the Pledged Shares.

                 In an Amendment No. 1 to the Schedule 13D, filed on April 14, 1994, Citibank reported that on April 12, 1994, it had entered into a Stock Purchase Agreement, dated as of April 11, 1994, with NBI, pursuant to which Citibank agreed to sell to NBI, subject to NBI obtaining the required regulatory approvals and other conditions, a minimum of 191,932 of the Pledged Shares and a maximum of 203,038 of the Pledged Shares (the difference being represented by the Pledged Shares owned by Ms. Blum) at a purchase price of $19.81 per share (the "NBI Agreement").

                 On April 12, 1994, without knowledge of the NBI Agreement, the Bancorp Board of Directors, on the recommendation of the Special Committee, adopted the Rights Agreement. The purpose of the Rights Agreement was to provide the Board of Directors with adequate time to respond effectively to a takeover attempt and in a manner that would maximize the value of Bancorp for all shareholders.

                 On April 14, 1994, Citibank filed a complaint against Bancorp and each of its directors in the Delaware Chancery Court seeking to enjoin Bancorp from implementing the Rights Agreement or distributing the Rights. The complaint alleged, among other things, that the Rights Agreement violated





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Delaware law and that in adopting the Rights Agreement the directors of Bancorp violated their fiduciary duty to all of the shareholders of Bancorp and tortiously interfered with the consummation of Citibank's proposed sale of the Pledged Shares to NBI. On June 24, 1994, Bancorp filed an answer to the complaint denying the allegations and in a counterclaim against Citibank requested that the court enter a judgment declaring the Rights Agreement valid and lawfully adopted under Delaware law (collectively, the "Delaware Litigation").

                 On June 1, 1994, Bancorp entered into an engagement letter with Baxter Fentriss and Company ("Baxter Fentriss"), pursuant to which Baxter Fentriss agreed to assist Bancorp in identifying potential buyers and to advise Bancorp concerning any proposals received. See "Item 5 -- Persons Retained, Employed or to be Compensated."

                 In an Amendment No. 2 to its Schedule 13D, filed on June 3, 1994, Citibank reported that on June 1, 1994, Citibank and NBI entered into a Stock Purchase Agreement, as Amended (the "Amended NBI Agreement"), under which the purchase price of the Pledged Shares was reduced to $16.00 per share, subject to certain further adjustments, and NBI's obligation to purchase the Pledged Shares was made contingent upon certain additional conditions, including an amendment by Bancorp of the Rights Agreement to permit the consummation by NBI of the purchase of the Pledged Shares.

                 On June 2, 1994, NBI, by letter to the Special Committee, proposed an agreement with Bancorp whereby NBI would offer to purchase the Minority Shares at $16.00 per share. The proposal was contingent upon Bancorp's agreement (i) to take such actions as are necessary to prevent the purchase by NBI of the Pledged Shares from triggering the Rights, (ii) to grant NBI access to the books, records and premises of Bancorp and the Bank in order to conduct a further due diligence investigation, (iii) to not take any action to impede the acquisition by NBI of the Pledged Shares, (iv) to take all actions necessary such that NBI, upon the purchase of the Pledged Shares, would have effective control over the management and policies of Bancorp and the Bank, including the right immediately to appoint the directors and officers of Bancorp and the Bank, and (v) to take all action necessary so that the purchase by NBI of the Pledged Shares would not cause any of the rights or benefits under the Severance Agreements to become exercisable or triggered.

                 On June 29, 1994, the Special Committee met to consider the NBI proposal. On the advice of Baxter Fentriss that the offer of $16.00 per share for the Minority Shares was not fair from a financial point of view to the holders of such shares, the Special Committee rejected the proposal. By letter dated June 29, 1994, Shireen Dodson, the Chairman of the Special Committee, advised NBI that the Special Committee had rejected the NBI proposal. At the same meeting, Baxter Fentriss also advised the Special Committee of a proposal received from Mr. Reynolds (i) to purchase the Pledged Shares from Citibank at $16.00 per share and (ii) to make an offer to purchase the Minority Shares at $22.00 per share. The proposal was not subject to a financing contingency.

                 In a letter, dated July 20, 1994, counsel to Bancorp, at the direction of the Special Committee, advised counsel for NBI of the proposal received from Mr. Reynolds. In the letter, counsel for NBI further was informed that NBI would be furnished with the same information that was provided to Mr. Reynolds in connection with his due diligence investigation if NBI (i) was prepared to increase its offer for the Minority Shares to a level that equaled or exceeded the Reynolds proposal, (ii) could demonstrate to the satisfaction of the Special Committee that it had the financial and regulatory capability to consummate the transaction on or before September 30, 1994 (the then-anticipated closing date of a transaction involving Mr. Reynolds), and
(iii) posted, as did Mr. Reynolds, a good faith deposit of not less than $325,000. In a letter, dated July 27, 1994, counsel for NBI responded with a tentative proposal to increase to $22.00 per share its offer for the Minority Shares, subject to a complete due diligence investigation. In the letter, counsel for NBI indicated that NBI believed that it could make a reasoned decision about presenting a formal offer within 30 days after it has completed its due diligence and that, if it made a formal proposal, it would post the requested security deposit at that time.





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                 On July 29, 1994, the Special Committee rejected the NBI's tentative proposal. Among the factors taken into consideration in reaching this decision were that the NBI proposal was not superior to the price that Mr. Reynolds proposed to offer for the Minority Shares, the proposal was subject to further due diligence with no time limit, and NBI had not offered any assurance that it would be able to finance the acquisition of the Pledged Shares or the Minority Shares.

                 In an Amendment No. 3 to its Schedule 13D, filed on August 5, 1994, Citibank reported that on July 29, 1994, Citibank terminated the Amended NBI Agreement and that it had commenced negotiations with Mr. Reynolds. In an Amendment No. 4 to its Schedule 13D, filed April 26, 1995, Citibank reported that as of March 30, 1995, in settlement of litigation in Delaware court, Citibank and NBI entered into a Standstill and Release Agreement under which certain claims of NBI relating to Citibank's efforts to sell the Pledged Shares were resolved (contingent upon Citibank completing the sale of the Pledged Shares on or before September 19, 1995).

                 On April 19, 1995, the Board of Directors of Bancorp, on the recommendation of the Special Committee, authorized the entry by Bancorp into an agreement with Mr. Reynolds pursuant to which he agreed that, if his purchase of the Pledged Shares from Citibank was completed, he would within 20 business days commence the Tender Offer (the "Reynolds Agreement"). Under the Reynolds Agreement, Mr. Reynolds also agreed that, until the Tender Offer is completed, neither he nor any assignee of his rights to purchase the Pledged Shares will vote the Pledged Shares, without the consent of the Bancorp Board of Directors, to change in any respect the composition of the Bancorp Board of Directors. In consideration for the commitment of Reynolds to undertake the Tender Offer, Bancorp agreed (i) to amend the Rights Agreement to prevent the purchase by Mr. Reynolds of the Pledged Shares or the Tender Offer from triggering the exercisability of the Rights, (ii) to take such actions as are necessary to ensure that neither the purchase of the Pledged Shares nor the Tender Offer will constitute a "Change in Control" under the Severance Agreements and (iii) not to, or not permit the Bank to, (A) amend the Severance Agreements (except as described above), (B) amend the Employment Agreement among Bancorp, the Bank and Barbara Blum (except that an extension of the termination date to a date that is not more than 90 days following the completion of the purchase of the Pledged Shares would be permitted), (C) issue any stock, or any options, warrants or rights to purchase stock, or any long-term debt securities, (D) enter into, or materially increase the level of contributions to, any pension, retirement, stock option, profit sharing, deferred compensation, bonus, group insurance or similar plan for directors, officers or employees, (E) other than in the ordinary course of business, mortgage, pledge or dispose of any assets, incur any indebtedness, increase the compensation or benefits payable to directors, officers or employees, incur any material obligation, or enter into any material contract, or (F) amend the Certificate of Incorporation or Bylaws of Bancorp or the Articles of Association or Bylaws of the Bank. The foregoing restrictions are subject to the exception that Bancorp or the Bank is permitted to adopt a stock option plan for its directors and employees and during the first year of the plan issue options to purchase shares of Common Stock not in excess of 2 1/2% of the total number of shares outstanding.

                 On April 20, 1995, Bancorp amended the Rights Agreement to provide that neither (i) the entry by Mr. Reynolds into an agreement with Citibank to purchase the Pledged Shares or the purchase by Mr. Reynolds (or any of his permitted assignees) of the Pledged Shares nor (ii) the announcement, conduct or completion of the Tender Offer will trigger the exercisability of the Rights.

                 On April 21, 1995, Citibank and Mr. Reynolds entered into a Stock Purchase Agreement, pursuant to which Mr. Reynolds agreed to purchase the Pledged Shares at a purchase price of $17.00 per share. This purchase was completed on July 21, 1995. In connection with the closing of the purchase of the Pledged Shares, Bancorp, the Bank and each director of Bancorp (other than Mr. Naing) delivered a release releasing Citibank and its directors, officers, employees, agents and representatives from any and all claims relating to actions taken by Citibank with respect to the Pledged Shares. Correspondingly, Citibank delivered a release releasing Bancorp, the Bank and each director (other than Mr. Naing who declined to deliver a release in favor of Citibank), officer, employee, agent and representative of Bancorp and the Bank from any and all claims relating to Citibank's efforts to dispose of the Pledged Shares. In





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addition, Bancorp, the Bank and each director (other than Mr. Naing) and executive officer of Bancorp delivered a release releasing NBI and its directors, officers, employees, agents and representatives from any and all claims relating to NBI's efforts to purchase the Pledged Shares. Correspondingly, NBI delivered a release releasing Bancorp, the Bank and each director, executive officer, employee, agent and representative of Bancorp and the Bank (other than Mr. Naing who declined to deliver a release in favor of NBI). On July 21, 1995, the Delaware Litigation was dismissed with prejudice.

ITEM 4   THE SOLICITATION OR RECOMMENDATION

         (a) The Board of Directors of Bancorp (with one director absent) unanimously has determined that the Tender Offer is fair to the holders of the Minority Shares. However the Board of Directors is making no recommendation as to whether the holders of the Minority Shares should tender their shares of Common Stock pursuant to the Tender Offer.

                 A copy of the letter to the holders of the Minority Shares communicating the recommendation of the Bancorp Board of Directors is filed in
Exhibit 1 hereto and is incorporated herein by reference.

         (b) The agreement of Mr. Reynolds to effect the Tender Offer was made at the insistence of the Bancorp Board of Directors. The objective of the Board of Directors in securing this commitment was to afford the holders of the shares not purchased from Citibank the opportunity, at their election, either to sell some or all of their shares of Common Stock at a fair price or to continue to maintain their investment in Bancorp.

                 The conclusion of the Bancorp Board of Directors as to the fairness of the Tender Offer price is based on the oral opinion of Baxter Fentriss delivered at a meeting of the Board of Directors on April 19, 1995 (confirmed in writing in a letter attached hereto as Exhibit 99.2) that a price of $21.00 per share for the Minority Shares is fair to the holders thereof from a financial point of view. In its presentation to the Bancorp Board of Directors, Baxter Fentriss noted that the Tender Offer price of $21.00 per share (i) is approximately 1.4 times the average bid price for the Common Stock of $15.00 per share during December 1994, and (ii) represents 1.04 times the book value per share of $20.23 at December 31, 1994. The Board of Directors also took into account that the efforts of Baxter Fentriss to identify potential purchasers of Bancorp (in the course of which Baxter Fentriss contacted over 20 banking institutions) did not produce a prospective buyer that was willing to propose a transaction that would have provided value to the holders of the Minority Shares that was superior to the Tender Offer.

ITEM 5   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

                 Pursuant to an engagement letter, dated May 31, 1994, Bancorp retained Baxter Fentriss to render financial advisory services with respect to the disposition of the Citibank Shares, including the Tender Offer. In accordance with the engagement letter, Bancorp has paid to Baxter Fentriss an initial advisory fee of $7,500, and Baxter Fentriss is entitled to receive a transaction fee of $43,146 as a result of the closing of sale of the Pledged Shares. In addition, Baxter Fentriss will be entitled to receive an additional transaction fee based on the number of shares sold pursuant to the Tender Offer, in an amount up to an additional $21,474, if all of the Minority Shares are sold to Mr. Reynolds.

                 Bancorp also has agreed to reimburse Baxter Fentriss for its out-of-pocket expenses as incurred, which through June 30, 1995, have totalled $12,451, and to indemnify Baxter Fentriss and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

                 Except as set forth above, neither Bancorp nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the stockholders of Bancorp with respect to the Tender Offer.





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ITEM 6   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

         (a) There have been no transactions in shares of Common Stock effected by Bancorp or, to the best knowledge of Bancorp, by an executive officer, director, affiliate or subsidiary of Bancorp, during the 60 days prior to the date of this Statement, except for the purchase by Mr. Reynolds and his assignees of the Pledged Shares.

         (b) To the best of Bancorp's knowledge, and subject to applicable tax and other personal considerations, each of Bancorp's directors and executive officers (except for Mr. Naing as to whose plans Bancorp has no knowledge) does not intend to tender any shares of Common Stock that he or she currently holds of record or beneficially pursuant to the Tender Offer.

ITEM 7   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

         (a) Bancorp is not engaged in any negotiations in response to the Tender Offer which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization involving Bancorp or any subsidiary of Bancorp, (ii) a purchase, sale or transfer of a material amount of assets by Bancorp or a subsidiary of Bancorp, (iii) a tender offer for or other acquisition of securities by or of Bancorp, or (iv) a material change in the present capitalization or dividend policy of Bancorp.

         (b) There are no resolutions of the Bancorp Board of Directors, agreements in principle or signed contracts in response to the Tender Offer that relate to or would result in one or more of the matters referred to in
Item 7(a) above.

ITEM 8   ADDITIONAL INFORMATION TO BE FURNISHED

                 None.

ITEM 9   MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed herewith:

                 Exhibit 99.1 -- Letter to Shareholders of Bancorp*

                 Exhibit 99.2 -- Opinion of Baxter Fentriss and Company, dated
                                 July 21, 1995.*

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this Statement is true, correct and complete.

                                ABIGAIL ADAMS NATIONAL BANCORP, INC.



                                By:              /s/ Barbara Davis Blum
                                    -------------------------------------------
                                    Name:        Barbara Davis Blum
                                    Title:       President and Chief Executive Officer





-----------------------------

*  Included in copies mailed to shareholders.